UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

No. 15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Convertible Note Purchase Agreement between Fangdd Network Group Ltd. and the Investor
10.1	Share Subscription Agreement, dated as of October 24, 2025, between Fangdd Network Group Ltd. and ZX INTERNATIONAL LTD
99.1	Press Release – Fangdd Announces US$34,320,000 Convertible Note Issuance in Connection with Asset Acquisition and Proposed Issuance of Class C Ordinary Shares

INCORPORATION BY REFERENCE

Exhibits 4.1 and 10.1 to this report on Form 6-K are hereby incorporated by reference into the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-289070) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 24, 2025

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